EXHIBIT 12.2
TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(Unaudited)
(In millions except ratios)

	Year
	2008	2007	2006	2005	2004
Fixed charges:
Interest expense*	$447	$506	$451	$313	$252
Estimated interest portion of rents	35	28	28	28	28

Total fixed charges	$482	$534	$479	$341	$280

Income:
Income from continuing operations before income taxes	$658	$1,252	$957	$711	$533
Fixed charges	482	534	479	341	280

Adjusted income	$1,140	$1,786	$1,436	$1,052	$813

Ratio of income to fixed charges	2.37	3.34	3.00	3.09	2.90

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.